E-2       Exhibit 99.12



FOR IMMEDIATE RELEASE

               CONTACT:   William C. Vassell    Donald Radcliffe
                          Chairman              Radcliffe & Associates, Inc.
                          Tel: (914) 454-3703   Tel: (212) 605-0174


                    COMMAND SECURITY CORPORATION
                 REPORTS RESULTS FOR FISCAL YEAR END

o Record Revenues, up 11.3% from prior year
o Greatly Reduced Loss, EPS $(.02) versus $(.62) in prior year
o EBITDA per share $.38 versus $(.13) in prior year

Lagrangeville, New York *** June 30, 1999 *** Command Security Corporation (NASDAQ:CMMD) today reported results for its fiscal year ended March 31, 1999. For the year revenues increased 11.3% to $57,642,041 from the $51,796,882 reported for the prior fiscal year. Gross profit as a percentage of revenues increased to 16.9% for the fiscal year ended March 31, 1999 from the 14.2% recorded in the prior fiscal year.

Net loss applicable to common stockholders for the fiscal year ended March 31, 1999 decreased to $(166,042) or $(.02) per share from the $(4,153,374) or
$(.62) per share loss recorded in the prior fiscal year.

As of March 31, 1999, Command had positive working capital of $200,236 and cash of $122,470 compared to a working capital deficit of $1,122,869 and cash overdraft of $449,895 as of March 31, 1998.

The improved operating results were in part due to significant charges in fiscal 1998 due to the Chapter 7 bankruptcy filing of a former service agreement client, charges for the impairment of long-lived assets, and unusually high labor and self-insurance claims which did not recur in fiscal 1999. In addition, management has implemented a plan to actively seek rate increases from its existing clients and to sign new contracts in existing markets. Furthermore, a centralized purchasing function and pro-active credit management and collection function has aided in controlling costs, reducing bad debt expense, and recovering previously written off accounts. Management also continued development and implementation of a national network of independent security guard companies to service clients with sites throughout the United States expanding service while minimizing costs.

Mr. William C. Vassell, Chairman of the Board said, "The Company made substantial progress during fiscal 1999 despite reporting a small loss for the year. During the year EBITDA (Earnings before interest, taxes, depreciation, and amortization) which I believe is a good method for measuring the Company's performance, was $2,545,800 or $.38 per share compared to a negative $(875,531) or $(.13) per share in the last fiscal year."

Mr. Vassell added, "During the year we utilized our cash flow to reduce our outstanding debt by approximately $1.0 million and believe that we can continue the positive progress the Company has made in fiscal 1999 into fiscal 2000."

On November 30, 1998, the Company announced that it was engaging in discussions concerning the possible sale of the Company. Senior management representatives continue to meet with interested parties. Thus far these discussions have not led to an offer which, in the opinion of the management representatives, would result in the maximization of shareholder value. Nonetheless, discussions are expected to continue in the near term.

Statements in this press release other than statements of historical fact are "forward-looking statements." Such statements are subject to certain risks and uncertainties including the demand for the Company's services, litigation, labor market, and other risk factors identified from time to time in the Company's filings with the Securities and Exchange Commission that could cause actual results to differ materially from any forward looking statements. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

Command Security Corporation provides security services through company-owned offices in New York, New Jersey, California, Illinois, Connecticut, Florida, Georgia and Pennsylvania and provides services to independent security companies nationwide.

                           COMMAND SECURITY CORPORATION
                        Condensed Statements of Operation

                                               Fiscal Year End
                                                  March 31

                                           1999               1998
                                        -----------        -----------
Revenues                                $57,642,041        $51,796,882

Operating income/(loss)                 $   877,434        $(2,915,001)

Net income/(loss)                       $   (15,399)       $(4,013,890)

Preferred stock dividends                  (150,643)          (139,484)
                                        -----------        -----------
Net income/(loss)
Per common shares

                                        $  (166,042)       $(4,153,374)
                                        ===========        ===========
Income/(loss) per share
of common share                         $      (.02)       $      (.62)
                                        ===========        ===========

Weighted average number of common
and common equivalent shares
outstanding

                                          6,658,143          6,639,352
                                        ===========        ===========